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Exhibit 12.1

TREVENA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2011	2012	2013	2014	2015
Determination of earnings
Income/(loss) before income taxes	$(15,810,004)	$(15,635,658)	$(23,251,435)	$(49,700,875)	$(50,528,240)
Add:
Fixed Charges	215,036	339,798	302,852	233,920	530,952

Total Earnings/(loss)	(15,594,968)	(15,295,860)	(22,948,583)	(49,466,955)	(49,997,288)

Fixed charges:
Interest expense and amortization of debt discount and deferred financing costs	74,217	193,740	149,756	70,650	334,365
Estimated interest component of rent expense	140,819	146,058	153,096	163,270	196,587

Total fixed charges	215,036	339,798	302,852	233,920	530,952

Ratio of earnings to fixed charges(1)

Deficiency of earnings to cover fixed charges	$15,810,004	$15,635,658	$23,251,435	$49,700,875	$50,528,240

(1)
For all periods presented, no ratios are provided as earnings were insufficient to cover fixed charges.

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  Exhibit 12.1
TREVENA, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES